# NEW GOLD ANNOUNCES RESULTS OF VOTE FOR ELECTION OF BOARD OF DIRECTORS

April 30, 2018 – New Gold Inc. ("New Gold") (TSX:NGD) (NYSE American:NGD) today announces the voting results from the election of its Board of Directors at New Gold's Annual General Meeting of Shareholders (the "Meeting") held on April 25, 2018 in Toronto, Ontario. The director nominees listed in the Management Information Circular dated March 16, 2018 were elected as directors of New Gold at the Meeting by a show of hands. New Gold received the following proxy votes in advance of the Meeting with respect to the election of directors:

| Director Nominee | Proxy Votes For | % of Proxy Votes For | Proxy Votes Withheld | % of Proxy Votes Withheld |
|---|---|---|---|---|
| Gillian Davidson | 290,993,987 | 99.32% | 1,993,522 | 0.68% |
| James Estey | 288,226,613 | 98.38% | 4,760,896 | 1.62% |
| Margaret Mulligan | 290,927,695 | 99.30% | 2,059,814 | 0.70% |
| Ian Pearce | 288,381,438 | 98.43% | 4,606,071 | 1.57% |
| Hannes Portmann | 288,871,542 | 98.60% | 4,115,967 | 1.40% |
| Marilyn Schonberner | 290,754,078 | 99.24% | 2,233,431 | 0.76% |
| Raymond Threlkeld | 287,619,941 | 98.17% | 5,367,568 | 1.83% |

Percentages are based on votes cast for or withheld from voting.

The results of the other matters considered at the Meeting are disclosed in the Report of Voting Results filed on SEDAR at www.sedar.com on April 27, 2018.

## ABOUT NEW GOLD INC.

New Gold is an intermediate gold mining company. The Company has a portfolio of four producing assets in top-rated jurisdictions. The New Afton and Rainy River Mines in Canada, the Mesquite Mine in the United States and the Cerro San Pedro Mine in Mexico (which transitioned to residual leaching in 2016), provide the Company with its current production base. In addition, New Gold owns 100% of the Blackwater project located in Canada. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the Company, please visit www.newgold.com.

**For further information please contact:**

**Julie Taylor**
**Director, Investor Relations**
**Direct: +1 (416) 324-6015**
**TF: 1-888-315-9715**
**Email: info@newgold.com**